UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNL AGENTS’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N. Radnor Chester Road

Radnor, PA  19087

LNL Agents’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2021 and 2020, and For the

Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Lincoln National Corporation Benefits Committee and Plan Participants
LNL Agents’ 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the LNL Agents’ 401(k) Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying Schedule of Assets (held at end of year), we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

We have served as the Plan’s auditor since 2018.

Philadelphia, Pennsylvania
June 28, 2022

LNL Agents’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2021	2020
Assets
Investments:
Investments, at fair value	$242,043,217	$224,247,904
LNL investment contract, at contract value	65,150,778	61,526,945
Total investments	307,193,995	285,774,849

Notes receivable from participants	1,878,461	2,409,395
Contributions receivable from Plan Sponsor	811,754	337,603
Net assets available for benefits	$309,884,210	$288,521,847

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

yyyyyyyyyyy

For the
Year Ended
December 31, 2021
Additions
Net investment income (loss):
Net appreciation (depreciation) of investments	$30,156,027
Interest and dividends	7,090,116
Total net investment income (loss)	37,246,143

Interest income on notes receivable from participants	116,739

Contributions:
Plan Sponsor	2,016,172
Participant	4,286,463
Rollover	911,739
Total contributions	7,214,374
Total additions	44,577,256

Deductions
Benefits paid to participants	25,159,391
Administrative expenses	6,169
Total deductions	25,165,560

Net increase (decrease) before transfer of assets	19,411,696
Net transfers from (to) affiliated plans	1,950,667
Net increase (decrease)	21,362,363

Net Assets Available for Benefits
Beginning-of-year	288,521,847
End-of-year	$309,884,210

See accompanying Notes to Financial Statements

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

1.   Description of the Plan

The following description of the LNL Agents’ 401(k) Savings Plan (the “Plan”) is a summary only; a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers eligible full-time agents of The Lincoln National Life Insurance Company (“LNL” or the “Plan Sponsor”), Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York.

Contributions

Participants are permitted to make pre-tax contributions or elect to reduce their compensation to make Roth 401(k) contributions at a combined rate of at least 1% but not more than 50% of eligible earnings (15% for highly compensated agents, as defined in the Plan document), up to a maximum annual amount as determined under applicable law.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the Internal Revenue Service (“IRS”) and ERISA.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

The Plan Sponsor matching contribution for eligible participants is equal to 50% (for participants who are not Agency Building General Agents) or 100% (for participants who are Agency Building General Agents) of each participant’s contributions, not to exceed 6% of eligible earnings.  Plan Sponsor matching contributions also include catch-up contributions made by participants who have attained age 50 before the end of the Plan year.  Each payroll period, the Plan Sponsor makes a non-elective contribution equal to any difference between (i) the matching contribution the Plan Sponsor would have made if a participant’s eligible earnings (net of other applicable deductions) were sufficient to make the full amount of the pre-tax and/or Roth 401(k) contributions elected by the participant for that payroll period and (ii) the actual matching contribution made by the Plan Sponsor to the participant’s Plan account based on the participant’s pre-tax and/or Roth 401(k) contributions made to the Plan for that payroll period.

In addition, the Plan Sponsor makes a true-up contribution on behalf of any participant whose aggregate matching contributions and, if applicable, non-elective contributions made by the Plan Sponsor during the Plan year are less than 50% (for participants who are not Agency Building General Agents) or 100% (for participants who are Agency Building General Agents) of that participant’s pre-tax and/or Roth 401(k) contributions for the Plan year not in excess of 6% of such participant’s eligible earnings for that Plan year (the “target amount”).  The amount of the true-up contribution made by the Plan Sponsor is an amount which, when added to the matching and non-elective contributions made by the Plan Sponsor to the participant’s Plan account for the Plan year, will equal the target amount.

Finally, the Plan Sponsor may contribute an additional discretionary matching contribution, up to a maximum of 50%, to eligible participants who are not Agency Building General Agents.  The Plan Sponsor discretionary match is an amount determined by the sole discretion of LNL’s Board of Directors.  In order to receive the discretionary matching contribution, participants must have an agent relationship with LNL or an affiliate as of the last day of the year or have died, retired or became disabled during the year.  The amount of the Plan Sponsor discretionary matching contribution varies according to whether certain performance-based criteria have been met, as determined by LNL’s Board of Directors.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Plan Sponsor contributions are invested in the same manner as participant elective contributions.  The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by LNL, and LNC common stock as investment options for participants.  In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Plan Sponsor contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ contributions and earnings thereon are fully vested at all times.  Plan Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
<2	0%
2-3	50%
3 or more	100%

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Plan Sponsor contributions or pay administrative expenses of the Plan.  During the year ended December 31, 2021, forfeitures of $5,000 were used to reduce Plan Sponsor contributions and forfeitures of $6,169 were used to pay administrative expenses of the Plan.  As of December 31, 2021 and 2020, unallocated forfeitures were $4,410 and $12,522, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  An origination fee of $50 is deducted from the loan amount when participants take out a loan from their account.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Principal and interest are paid ratably through payroll deductions.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 9.25% with maturities through 2041 as of December 31, 2021.

Benefit Payments

Upon termination, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

in an orderly transaction between market participants at the measurement date.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit loss has been recorded as of December 31, 2021 and 2020.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates.

3.   Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in the financial statements.  ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation.  Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The three levels are defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2:  Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3:  Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Valuation Methodologies for Investments at Fair Value

Mutual Funds

Mutual funds are valued at the net asset value (“NAV”) reported in the active market where the fund is traded on a daily basis.

LNC Common Stock

LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account

The brokerage account consists primarily of mutual funds, common stock and cash and invested cash, which are valued similar to the respective valuation methodologies as disclosed above.

Collective Investment Trusts

Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient.    There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2021 and 2020.  There were no transfers into or out of Level 3 for the years ended December 31, 2021 and 2020.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date.  There have been no changes in valuation methodologies during the years ended December 31, 2021 and 2020.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

The following summarizes investments information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2021
	Quoted Prices
	in Active	Significant
	Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds	$50,798,234	$-	$50,798,234
LNC common stock	31,282,276	-	31,282,276
Cash and invested cash	-	829,207	829,207
Brokerage account	17,319,986	1,929,671	19,249,657
Total investments measured at fair value	$99,400,496	$2,758,878	102,159,374
Collective investment trusts at NAV			139,883,843
Total investments, at fair value			$242,043,217

	As of December 31, 2020
	Quoted Prices
	in Active	Significant
	Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total
Mutual funds	$45,771,109	$-	$45,771,109
LNC common stock	29,419,423	-	29,419,423
Cash and invested cash	-	628,898	628,898
Brokerage account	14,530,859	1,821,139	16,351,998
Total investments measured at fair value	$89,721,391	$2,450,037	92,171,428
Collective investment trusts at NAV			132,076,476
Total investments, at fair value			$224,247,904

4.   LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits.  Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.  Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.  Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.  There is no event that is probable that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

LNL Agents’ 401(k) Savings Plan

Notes to Financial Statements

5.   Income Tax Status

The Plan received a determination letter from the IRS dated September 7, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2021, there were no uncertain tax positions taken or expected to be taken.  The Plan recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.   Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”), Matrix Trust Company and TD Ameritrade.  LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan; Matrix Trust Company is the custodian for shares of LNC common stock and TD Ameritrade is the custodian of the brokerage account assets.   Therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNC.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.    Total interest from the LNL investment contract was $1,925,420 for the year ended December 31, 2021.

As of December 31, 2021 and 2020,  LFGTC held approximately 2,478,000 and 3,285,000 shares of LNC common stock, respectively, in the Lincoln Stock Fund,  of which 18% was the Plan’s pro-rata share.  For the year ended December 31, 2021, dividend income in the Lincoln Stock Fund was approximately $4,708,000, of which 18% was the Plan’s pro-rata share.

7.   Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants.  The Plan’s investments in LNC common stock and the LNL investment contract represented 10% and 21% of the Plan’s net assets, respectively, as of December 31, 2021 and 2020.

Supplemental Schedule

LNL Agents’ 401(k) Savings Plan

Plan Number: 006

EIN: 35-0472300

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment,
	Borrower,	Including Maturity Date,
	Lessor or	Rate of Interest,	Cost	Current
	Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$46,730,379
	Delaware Foundation	Small Cap Value Fund R-6		4,067,855
	Total mutual funds			50,798,234

	Collective investment trusts:
	Acadian Asset Management	All Country World/ex U.S. Equity		13,551,323
	Macquarie Investment Management	Large Cap Value Trust		19,770,545
	Macquarie Investment Management	Smid Cap Growth Trust		17,259,067
	Macquarie Investment Management	Diversified Income Trust Class B		8,383,834
	MFS	International Growth Fund		13,026,584
	PIMCO	Diversified Real Asset Collective Trust		2,069,595
	State Street Global Advisors Ltd.	Target Retirement Income Fund		9,249,652
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		6,010,147
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		6,544,926
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		8,977,014
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		3,016,192
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		2,165,297
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		1,522,473
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		1,812,558
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		471,843
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund		979,161
	State Street Global Advisors Ltd.	Target Retirement 2065 Fund		559,206
	State Street Global Advisors Ltd.	Global Equity All Cap/ex U.S. Index Fund		2,131,527
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		6,945,281
	State Street Global Advisors Ltd.	S&P 500 Index Non Lending Series Fund		14,330,013
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		1,107,605
	Total collective investment trusts			139,883,843

*	LNC	Common stock		31,282,276

*	LNL	Investment contract - at contract value		65,150,778

*	Matrix Trust Company	Cash and invested cash		829,207

*	TD Ameritrade	Brokerage account		19,249,657

*	Participant loans	Maturing through August 2041, interest
		rates ranging from 4.25% to 9.25%		1,878,461
				$309,072,456

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNL Agents’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNL Agents’ 401(k) Savings Plan
By: /s/ Jonmichael Daly
Date: June 28, 2022	Jonmichael Daly, Chair, Lincoln National
Corporation Benefits Committee